Schedule I

Series A Preferred Stock Dividend Payments

Date	Amount of Series A Preferred Stock Dividends Issued

March 31, 2024	15,978
June 30, 2024	16,198
September 30, 2024	16,421
December 31, 2024	16,646
March 31, 2025	16,875